TANZANIAN GOLD CORPORATION

Bay Adelaide Centre, East Tower

22 Adelaide Street West, Suite 3400

Toronto, Ontario

Canada M5H 4E3

Toll Free: 1.844.364.1830

Fax : 1.860.799.0350

www.tangoldcorp.com

July 20, 2020

Via Edgar

Mr. Karl Hiller, Branch Chief

Ms. Lily Dang

Ms. Jenifer Gallagher

Office of Energy & Transportation

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:Tanzanian Gold Corporation

SEC File No.:File No.: 001-32500

Form 20-F for the Fiscal Year ended August 31, 2019

Filed: December 2, 2019

Ladies and Gentlemen:

Tanzanian Gold Corporation (the “Company”) is submitting this letter in order to clarify certain information contained in our July 13, 2020 response letter and to provide additional information requested by the staff.  References to dollar amounts herein means Canadian dollars unless otherwise noted.  Our addition responses and information are as follows.

1.This will clarify that the term “Valuation Dates” means August 31, 2019 and 2018.

2.With regards to the second sentence of the second paragraph contained in the Valuation section “…for scenarios where the gold derivative was ‘in-the-money’ (that is, where the gold price was higher than it was on origination), the average payout to the holder was determined”, our clarification is as follows.

As of each of the respective Valuation Dates, a Monte Carlo simulation methodology was used to determine the fair value of the gold derivative for each future interest payment date and principal payment as of the maturity date. As per this methodology, 100,000 simulations were run to simulate the future gold price. The implied gold price (as defined in response 3 below) as of the loan origination date was then compared with the simulated future gold price on each interest or/and maturity payment date. For each simulation for the interest or/and principal payment date, where the simulated future gold price was greater than the implied gold price as of the loan origination date, it is assumed that the lender would exercise the gold conversion option to maximize the economic benefits. The average payout over 100,000 simulations was calculated and the fair value of the average payout was determined as of the Valuation Date using risk-free discounting rate.

3.Under the heading “Conversion price for the gold conversion option” under the Section “Valuation”, the third sentence “Therefore, the implied gold conversion price was the price of gold per ounce as of the Valuations Dates” is clarified as follows.

The implied gold price was determined as of the loan origination date by dividing the loan notional by the number of gold ounces specified in the loan agreements. The simulated future gold price was then compared with the implied price of gold as of the loan origination date to identify scenarios where the gold settlement option was more valuable as compared to the cash settlement option. This guided the fair values of the gold derivative as described above. The implied gold conversion price referred to in that sentence is meant to describe that the lender will compare the implied price of gold as of the loan origination date with the simulated future gold price and exercise the gold settlement option if the simulated future gold price was greater than the implied price of gold as of the loan origination date.

4.Did the valuation take into consideration any other factors such as the probability of settlement in shares.

Settlement in shares was not considered in the fair valuation model given that IFRS requires the determination of the fair value of the gold conversion option independently.  In determining the simulated future gold price for each interest and/or principal payment dates, the following factors were considered: (a) issue date; (b) maturity date; (c) gold conversion price; (d) gold spot price; (e) gold future price; (f) United States and Canadian foreign exchange rates; (g) gold drift factor; (h) risk-free rate; and (i) remaining term of loan.

5.Attached, please find a spreadsheet which states (a) the reference to each lender; (b) maturity date; (c) loan amount; (d) interest; (e) unamortized cost; (f) exchange rate; (g) gold quantity; (h) conversion date; and (i) gold derivative value.

6.Finally, this confirm with the staff that the Company has filed its consolidated financial statement for the nine months ended May 31, 2020 on Form 6-K which indicates that we have assigned a fair value of $600,000 and $2,100,000 for the three and nine months ended May 31, 2020 to the derivative in gold loans.

Please contact the undersigned at 647-308-5034 or marcoguidi@hotmail.com if additional information is required.

Yours respectfully,

Tanzanian Gold Corporation

/s/ Marco Guidi_________________

Marco Guidi, Chief Financial Officer

2

August 31, 2018

Name	Maturity Date	Loan Amount (USD) Principal	Interest (USD)	Unamortized cost (USD)	Total before FX (USD)	FX August 31, 2018	31-Aug-18 (CDN)	Gold quantity	Conversion Date	Gold derivative value (CDN)
(A)	22-Jun-16	$765,000.00	$11,737.00	$0.0000	$776,737.0000	$1.3055	$1,014,030.15	632	Converted June 15, 2020	$50,318.00
(B)	22-Jun-16	$515,000.00	$7,901.00	$0.0000	$522,901.0000	$1.3055	$682,647.26	418	Converted June 15, 2020	$27,047.00
(C)	19-Oct-18	$500,000.00	$14,685.00	$0.0000	$514,685.0000	$1.3055	$671,921.27	424	Converted June 15, 2020	$29,553.00
(D)	19-Oct-18	$500,000.00	$14,685.00	$0.0000	$514,685.0000	$1.3055	$671,921.27	427	Converted June 15, 2020	$24,766.00
(K)	19-Jan-19	$100,000.00	$344.00	$0.0000	$100,344.0000	$1.3055	$130,999.09	[1]Silver	Converted January 29, 2019
(D)	27-Jun-17	$100,000.00	$1,424.00	$0.0000	$101,424.0000	$1.3055	$132,409.03	76	Converted June 15, 2020	$19,223.00
(C)	28-Jun-17	$100,000.00	$1,403.00	$0.0000	$101,403.0000	$1.3055	$132,381.62	76	Converted June 15, 2020	$19,333.00
(B)	31-Mar-18	$100,000.00	$2,958.00	-$13,989.0000	$88,969.0000	$1.3055	$116,149.03	[2]Misclassification; conventional convertible loan	Converted June 15, 2020	$0.00
(F)	19-Jan-19	$417,206.50	$12,253.00	-$58,365.0000	$371,094.5000	$1.3055	$484,463.87	311	Converted June 15, 2020	$21,773.00
(G)	1-Mar-19	$330,000.00	$6,582.00	-$46,165.0000	$290,417.0000	$1.3055	$379,139.39	250	Converted June 15, 2020	$29,169.00
(H)	11-Jun-19	$180,000.00	$3,196.00	-$25,181.0000	$158,015.0000	$1.3055	$206,288.58	140	Converted June 15, 2020	$2,694.00
							$4,622,351[3]			$223,876

1 This loan was in the form of silver and the agreement was unclear as to repayment terms and references were to gold bullion.  It ultimately was converted into common shares.  Accordingly, due to the small amount of the loan, the Company did not run a derivative value.

2 This was a conventional convertible loan convertible into common shares that was misclassified as a gold loan in the financial statements.  Accordingly, no gold derivative value was computed.

3 Agrees to financial statements.

August 31, 2019

Name	Maturity Date	Loan Amount (USD) Principal	Interest (USD)	Unamortized cost (USD)	Total before FX (USD)	FX August 31, 2019	31-Aug-19 (CDN)	Gold quantity	Conversion Date	Gold derivative value (CDN)
(A)	22-Jun-16	$765,000.00	$15,619.00	$0.0000	$780,619.0000	$1.3295	$1,037,832.96	632	Converted June 15, 2020	$280,067.00
(B)	22-Jun-16	$515,000.00	$10,515.00	$0.0000	$525,515.0000	$1.3295	$698,672.19	418	Converted June 15, 2020	$174,287.00
(C)	19-Oct-18	$500,000.00	$6,271.00	$0.0000	$506,271.0000	$1.3295	$673,087.29	424	Converted June 15, 2020	$202,829.00
(D)	19-Oct-18	$500,000.00	$6,271.00	$0.0000	$506,271.0000	$1.3295	$673,087.29	427	Converted June 15, 2020	$195,696.00
(K)	19-Jan-19								Converted January 29, 2019
(D)	27-Jun-17	$100,000.00	$1,896.00	$0.0000	$101,896.0000	$1.3295	$135,470.73	76	Converted June 15, 2020	$46,323.00
(C)	28-Jun-17	$100,000.00	$1,867.00	$0.0000	$101,867.0000	$1.3295	$135,432.18	76	Converted June 15, 2020	$46,378.00
(B)	31-Mar-18	$100,000.00	$1,808.00	$0.0000	$101,808.0000	$1.3295	$135,353.74	Misclassification; conventional convertible loan[4]	Converted June 15, 2020	$0.00
(F)	19-Jan-19	$417,206.50	$5,233.00	$0.0000	$422,439.5000	$1.3295	$561,633.32	311	Converted June 15, 2020	$107,161.00
(G)	1-Mar-19	$330,000.00	$9,279.00	$0.0000	$339,279.0000	$1.3295	$451,071.43	250	Converted June 15, 2020	$80,350.00
(H)	11-Jun-19	$180,000.00	$4,253.00	$0.0000	$184,253.0000	$1.3295	$244,964.36	140	Converted June 15, 2020	$78,017.00
(J)	28-Jan-20	$169,000.00	$1,676.00	-$23,446.00	$147,230.0000	$1.3295	$195,742.29	130	Converted January 28, 2020	$40,740.00
(H)	9-Apr-20	$47,856.90	$740.00	-$6,640.00	$41,956.9000	$1.3295	$55,781.70	40	Converted June 15, 2020	$25,152.00
							$4,998,129[5]			$1,277,000

4 See footnote 2 above.

5 Agrees to financial statements.

May 31, 2020

Name	Maturity Date	Loan Amount (USD) Principal	Interest (USD)	Unamortized cost (USD)	Total before FX (USD)	FX May 31, 2020	31-May-20 (CDN)	Gold quantity	Conversion Date	Gold derivative value (CDN)
(A)	22-Jun-16	$765,000.00	$11,737.00	$0.0000	$776,737.0000	$1.3787	$1,070,887.30	632	Converted June 15, 2020	$453,714.00
(B)	22-Jun-16	$515,000.00	$7,901.00	$0.0000	$522,901.0000	$1.3787	$720,923.61	418	Converted June 15, 2020	$288,235.00
(C)	19-Oct-18	$500,000.00	$4,603.00	$0.0000	$504,603.0000	$1.3787	$695,696.16	424	Converted June 15, 2020	$345,730.00
(D)	19-Oct-18	$500,000.00	$4,603.00	$0.0000	$504,603.0000	$1.3787	$695,696.16	427	Converted June 15, 2020	$337,136.00
(D)	27-Jun-17	$100,000.00	$1,425.00	$0.0000	$101,425.0000	$1.3787	$139,834.65	76	Converted June 15, 2020	$44,710.00
(C)	28-Jun-17	$100,000.00	$1,403.00	$0.0000	$101,403.0000	$1.3787	$139,804.32	76	Converted June 15, 2020	$44,754.00
(B)	31-Mar-18	$100,000.00	$1,337.00	$0.0000	$101,337.0000	$1.3787	$139,713.32	Misclassification conventional convertible loan[6]	Converted June 15, 2020	$0.00
(F)	19-Jan-19	$417,206.50	$3,841.00	$0.0000	$421,047.5000	$1.3787	$580,498.19	311	Converted June 15, 2020	$239,881.00
(G)	1-Mar-19	$330,000.00	$6,582.00	$0.0000	$336,582.0000	$1.3787	$464,045.60	250	Converted June 15, 2020	$151,938.00
(H)	11-Jun-19	$180,000.00	$3,712.00	$0.0000	$183,712.0000	$1.3787	$253,283.73	140	Converted June 15, 2020	$162,886.00
(J)	28-Jan-20		$0.00	$0.00	$0.0000	$1.3787	$0.00		Converted January 28, 2020	$0.00
(H)	9-Apr-20	$47,856.90	$545.00	$0.00	$48,401.9000	$1.3787	$66,731.70	40	Converted June 15, 2020	$44,783.00
(S)	13-Mar-21	$203,750.00	$2,590.00	-$19,341.00	$186,999.0000	$1.3787	$257,815.52	125	Converted June 15, 2020	$29,140.00
							$5,224,930[7]			$2,142,907

6 See footnote 2 above.

7 Agrees to financial statements.